Launching Now | Lynne Drexler (74.5% SSA | 60.9% CAGR) »

Masterworks Recently Sold Paintings[1]



Yayoi Kusama

Annualized Net Return

13.4% 801 Days Held



Cecily Brown

Annualized Net Return

77.3% 259 Days Held



Yayoi Kusama

Annualized Net Return

17.6% 1067 Days Held



LYNNE DREXLER



Price Appreciation Of Similar Works[2]

74.5%

Record Price Growth[3]

60.9%

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Important Disclosures

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

More information on the Offering Circular can be found at sec.gov

1. "Annualized Net Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. The data point above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Lynne Mapp Drexler with the following criteria: Paintings on canvas created between 1963 and 1967, which measure between 20 inches by 20 inches and 60 inches by 60 inches. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale re- cords that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the data point above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 74.5% CAGR implied from selected sales occurring from August 15, 2020, to September 28, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Lynne Mapp Drexler have a record price compound annual growth rate ("CAGR") of 60.9% from April 19, 2002 to June 30, 2023. This calculation is based on (i) a record price of $50 on April 19, 2002, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,200,000, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique, and historical price trends of a group of selected artwork are not a direct proxy for the historical price performance of any specific painting or any investment in securities referenced. The data shown represents the whole art and is not comparative to an investment in our offerings, which includes fees and expenses.

You must read the offering documents filed with the SEC before investing and the additional information available at https://www.masterworks.com/about/disclosure

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281